
02027819

P.E 4-1-02


RECD S.E.C.
APR 2 6 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

1061736

FOR IMMEDIATE RELEASE



FOR FURTHER INFORMATION:

Juan Fonseca / (52) 81 83 28 62 45 / jffonser@femsa.com.mx
Alan Alanís / (52) 81 83 28 62 11 / aalapen@femsa.com.mx
Arturo Ballester / (52) 81 83 28 61 89 / abalala@femsa.com.mx

FEMSA REPORTS RESULTS FOR FIRST QUARTER ENDED MARCH 31, 2002

CONSOLIDATED NET SALES AND OPERATING INCOME INCREASED BY 6.0% AND 7.9%, RESPECTIVELY

Monterrey, Mexico (April 25, 2002) — Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA UB), Mexico's largest beverage company, reported today consolidated net sales of Ps. 11.358 billion for the first quarter of 2002, an increase of 6.0% over the first quarter of 2001. Consolidated revenue growth reflects positive results in our beverage divisions as well as in our retail operations. Net sales growth of 3.3% at FEMSA Cerveza was driven by the price increases during the months of February and March. FEMSA Cerveza registered a reduction in total sales volume of 1.5%, comprised of a decrease in domestic volume of 2.2% and an increase in export volume of 8.8% during the first quarter of 2002. For the same period, our soft-drink net sales increased by 3.4%, combining a sales volume growth of 3.0% in Mexico that was offset by a volume decrease of 17.4% in our Argentine operations. Our retail subsidiary, FEMSA Comercio, posted strong revenue growth of 19.9%.

Consolidated operating income was Ps. 1.537 billion for the first quarter of 2002, an increase of 7.9% over the comparable period last year. We registered an operating margin for the first quarter of 2002 of 13.5%, a 20-basis point improvement over the first quarter of 2001. Majority net income increased by 28.7% to Ps. 628 billion for the first quarter of 2002, compared to the same period last year.

"We continue to operate in a challenging economic environment, but are pleased to report solid increases in revenues and profitability at our main business divisions and on a consolidated basis", stated José Antonio Fernández, Chairman and Chief Executive Officer of FEMSA. "Across our main businesses, we combined top-line growth and margin expansion with continued transformation efforts that will support our competitive edge going forward, in the ongoing pursuit of the creation of value for our shareholders. While the expected economic recovery is taking longer to materialize than anticipated, FEMSA delivered a strong quarter overall, and particularly on the profitability front."

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2002 COMPARED TO THE FIRST QUARTER OF 2001

OPERATING HIGHLIGHTS AND REVIEW OF EXPECTATIONS FOR 2002

FEMSA Cerveza

FEMSA Cerveza recorded a decline in total sales volume of 1.5% for the first quarter of 2002. Domestic sales volume decreased 2.2% while domestic prices increased nominally by 7.0% on average; FEMSA Cerveza's entire domestic sales volume was under the new pricing scale by March 15, 2002. We believe that the relative weakness in domestic volumes reflects a tough comparison against the strong volume growth observed in the first quarter of 2001, particularly during the month of March. We note that the rollout of price increases in 2001 extended into the first weeks of April, resulting in ahead-of-increase purchases by clients during March. In 2002, by contrast, the price increases were rolled out in full by mid-March. Regionally, the northern markets in Mexico were sluggish as the economic recession continues, and as markets along the northern border are affected because of the strength of the Peso. The southern regions, conversely, maintained a positive trend. On the export front, volumes increased by 8.8% under steady demand while pricing remained stable.

For the quarter, gross profit at FEMSA Cerveza increased by 7.3% and gross margin improved by more than two full percentage points, from 55.4% in 2001 to 57.5% in 2002, reflecting a reduction in costs as well as the effect of a very resilient Peso. Operating income before management fees grew by 11.6%, while operating margin increased by 90 basis points from 10.1% in 2001 to 11.0% in 2002.

FEMSA Cerveza launched a nationwide marketing campaign in the first quarter of 2002, *"Tomando Sol" ("Taking in the Sun"),* centered on the *Sol* brand and highlighting its core attributes of drinkability and appeal to young crowds. The campaign will receive additional momentum as it merges with the activation associated with *Sol's* sponsorship of the Mexican National Team during the Soccer World Cup in Japan-Korea, to take place during the second quarter of the year. We are very optimistic about the initial results of this activation effort, as *Sol* has clearly reinforced its growth trend and its brand-health attributes. Additionally, *Bohemia* was supported by an integrated brand campaign *"¿Lo conseguiste?" ("Did you get it?")* which featured beer tasting at bars and restaurants in certain cities. During the first quarter of 2002, FEMSA Cerveza also implemented extensive marketing campaigns for three events that now boast clear recognition and brand association by the consumer public: the Tecate Grand Prix *CART* Race in Monterrey, the *Carnaval Superior* in major cities in the southeast, and the Tecate Latin American Baseball World Series.

We believe that the implementation of the strategic plan for 2002 is on track and on budget and are encouraged by the results obtained so far. We are pleased with the response from the FEMSA Cerveza organization and the enthusiasm with which the company continues to embrace and implement the new business model. However, in view of the relative weakness in demand, which is closely linked to the sluggish economic recovery, FEMSA Cerveza is currently maintaining its projected growth target range of 1%-2% for domestic volume and 5%-7% for export volume. FEMSA Cerveza is also maintaining its operating income growth guidance of 4% to 6%.

Coca-Cola FEMSA

Coca-Cola FEMSA posted solid consolidated growth in revenues and operating income, with strong results in the Mexican territories more than compensating for weak results out of Argentina. For the quarter, consolidated revenues increased by 3.4% combining growth of 5.2% in Mexico with a reduction of 14.3% in Argentina. Likewise, volume grew by 3.0% in Mexico and decreased by 17.4% in Argentina. Consolidated operating income increased by 16.0%, bringing operating margin to 23.6% for an increase of 2.5 percentage points relative to the first quarter of 2001. Consolidated EBITDA increased by 9.8% for the same period.

Even in the face of a very adverse economic environment in Argentina, we delivered operating growth through advanced revenue management, market segmentation, cost-cutting programs, cash management strategies, and raw materials and commercial terms renegotiations. However, although the Argentine operations represented only 4% of Coca-Cola FEMSA's consolidated EBITDA for the quarter, the devaluation of the Argentine Peso versus the US dollar continued to impact our results, causing a reduction of Ps. 446 million in shareholder's equity of Coca-Cola FEMSA.

For the full year 2002, we are maintaining the guidance given during the previous earnings report, expecting volume and operating income in our Mexican territories to increase in the range of 3% to 5% and 12% to 14%, respectively. In light of the continued developments in Argentina, we are unable to predict the short-term performance of our Buenos Aires operations. Therefore we will again abstain from providing specific guidance at this time.

FEMSA Comercio

FEMSA Comercio's net sales grew by 19.9% and operating income increased by 30.7%. The Bara discount store chain and FEMSA Comercio's e-commerce initiatives came close to breaking even on an operating income basis. Guidance for FEMSA Comercio for the full year 2002 is unchanged at 20% operating income growth. The Oxxo convenience store chain registered strong operational growth during the first quarter of 2002. Net sales grew by 19.2%, and operating income increased by 31.0%. We added 44 net new stores to the Oxxo system, for a total of 1,823 stores as of March 31, 2002. The number of new openings in the first quarter—which traditionally has been a slow quarter in terms of expansion—underlines our effort to expand the Oxxo chain at a gradual pace throughout the year. FEMSA Comercio has weathered the difficult business environment in the northern border cities by offering its customers more value-added promotions, particularly in association with beer and fast food purchases. During the first quarter of 2002, Oxxo launched an intensive promotional campaign in association with the Tecate Grand Prix and a promotion offering free trips to the Soccer World Cup in Japan and Korea through purchases of Sol beer. Oxxo expects to open at least 280 stores in 2002.

FEMSA Empaques

The strength of the Mexican Peso continued to pressure the operations of FEMSA Empaques, since prices for its metallic product lines and certain raw materials are denominated in dollars, but the remaining cost and expense structure is Peso-based. Net sales decreased 11.1% for the first quarter of 2002, while operating income was reduced by 31.5%, principally reflecting the adverse foreign exchange dynamics as well as weak sales in the beverage can business. This situation is further explained as aluminum can volumes continue to slide across the industry and prices for the finished product adjust downward to international price levels. In contrast, sales volumes increased for bottles and crown caps. Demand for Coca-Cola FEMSA's 8 oz. bottle presentation was particularly strong. On crown caps, we note that FEMSA Empaques now supplies one hundred percent of Coors' and Labatt's volume and is a strong supplier of Miller Brewing Co.. FEMSA Empaques is adjusting its 2002 expectations to an 8% to 12% decline in revenue and a 12% to 16% decline in operating income.

Argentine Crisis and Its Effects On The Company

As a result of the ongoing Argentine economic crisis, we again recognized the devaluation of the Argentine Peso and its negative impact on its investment in Coca-Cola FEMSA Buenos Aires for the first quarter of 2002. The impact of the devaluation of the Argentine Peso on Coca-Cola FEMSA's balance sheet was Ps. 446 million, of which Ps. 227 million reduced majority shareholders' equity and Ps. 219 million reduced minority shareholders' equity. Coca-Cola FEMSA Buenos Aires' income statement and balance sheet were both converted at an exchange rate of AP 3.0043 per US Dollar.

Unaudited Financial Results for the First Quarter Ended March 31, 2002 compared to the First Quarter Ended March 31, 2001

FEMSA Consolidated

Total Revenues/Net Sales

Our consolidated total revenues increased by 6.0% to Ps. 11.390 billion and consolidated net sales increased by 6.0% to Ps. 11.358 billion. FEMSA Cerveza and Coca-Cola FEMSA recorded revenue growth during the first quarter as a result of strong pricing, as both subsidiaries recorded total sales volume contraction. Sales volume results for Coca-Cola FEMSA's Mexican operations were favorable, with an average increase of 3.0% in the combined Mexican franchises; however, the Argentine operation saw its volume drop by 17.4% in the midst of that nation's economic crisis. We also benefited from revenue growth of the retail operations, as a result of our continued aggressive expansion of the Oxxo chain.

NET SALES GROWTH	1 Qtr 02 vs 1 Qtr 01
FEMSA Consolidated	6.0%
FEMSA Cerveza	3.3%
Coca-Cola FEMSA	3.4%
FEMSA Comercio	19.9%
FEMSA Empaques	(11.1)%

Gross Profit

Our consolidated gross profit increased by 6.1% to Ps. 5.661 billion, representing a consolidated gross margin of 49.8%, flat relative to the same period of last year. Our principal subholding companies realized gross margin expansion during the quarter, reflecting the effect of (i) generally favorable raw material prices, (ii) ongoing cost-reduction programs, (iii) higher operational efficiencies, and (iv) the real appreciation of the Peso against the U.S. dollar of 5% compared to the first quarter of 2001, which resulted in reduced variable costs for FEMSA Cerveza and Coca-Cola FEMSA. However, the reduction in beverage can sales in addition to the continuing strength of the Peso resulted in a gross margin contraction for FEMSA Empaques, partially offsetting the margin expansion achieved by FEMSA Cerveza and Coca-Cola FEMSA.

Income from Operations

Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt Brewing Company Limited ("Labatt")) increased by 4.9% to Ps. 4.105 billion. As a percentage of total revenues, consolidated operating expenses scaled back 40 basis points to 36.0%, primarily reflecting the efforts to contain and rationalize operating expenses in all of our subsidiaries, notwithstanding an increase of FEMSA Cerveza's selling expenses during the quarter. We implemented wage and salary revisions effective March 16, 2002, averaging a nominal increase of 5%. Our consolidated income from operations (after participation in the results of affiliated companies) increased by 7.9% to Ps. 1.537 billion. Our consolidated operating margin increased by 20 basis points to 13.5% of consolidated total revenues.

CHANGE IN INCOME FROM OPERATIONS Before management fees	1 Qtr 02 vs 1 Qtr 01
FEMSA Consolidated	7.9%
FEMSA Cerveza	11.6%
Coca-Cola FEMSA	16.0%
FEMSA Comercio	30.7%
FEMSA Empaques	(31.5)%

Net Income

Our consolidated net income increased by 42.2% from Ps. 721 million recorded in the first quarter of 2001 to Ps. 1.025 billion in the first quarter of 2002. The increase in net income reflects the effect of (i) the recognition of an integral result of financing gain of Ps. 273 million compared to a loss of Ps. 56 million recorded in the comparable quarter of 2001, and (ii) an increase of 27.6% in income tax, tax on assets and employee profit sharing expenses.

During the first quarter of 2002, consolidated net financial expense decreased by 23.3% to Ps. 79 million, compared to Ps. 103 million for the first quarter of 2001. This decrease reflects the net effect of (i) a 25.1% decline in interest expense reflecting a decline in interest rates and the effect of the nominal appreciation of the Peso against the U.S. Dollar on our net dollar liabilities, and (ii) a decrease of 26.4% in interest income reflecting lower interest rates generated by the cash investments. We recorded a consolidated foreign exchange gain of Ps. 181 million for the quarter compared to a foreign exchange gain of Ps. 43 million recorded in the first quarter of 2001, primarily reflecting the nominal depreciation of the Argentine Peso against the U.S. Dollar on our net dollar assets in Argentina and the nominal appreciation of the Peso against the U.S. Dollar on our net dollar liabilities in Mexico.

For the first quarter of 2002, the gain on monetary position amounted to Ps. 171 million, compared to a gain of Ps. 4 million in the first quarter of 2001, as a result of (i) the inflation rate of 10% for the quarter in Argentina on net Argentine Peso liabilities and (ii) lower inflation rate experienced in Mexico during the first quarter of 2002 compared to the first quarter of 2001. Our consolidated other expense for the first quarter of 2002 amounted to Ps. 74 million, consisting mainly of severance payments, asset write-offs, and losses on sale of assets.

We recognized consolidated income tax, tax on assets and employee profit sharing expense of Ps. 711 million, an increase of 27.6% relative to the comparable period of 2001, primarily reflecting higher taxable income for the period. Our average tax rate for the first quarter of 2002 amounted to 41.0%, compared to 42.7% for the same quarter of 2001.

Consolidated net majority income amounted to Ps. 628 million for the first quarter of 2002 compared with Ps. 488 million recorded in the first quarter of 2001. Net majority income per FEMSA UBD unit[1] amounted to Ps. 0.593 compared with Ps. 0.461 for the same period last year.

1 QTR	**Per FEMSA Unit[1]**	
Pesos	**2002**	**2001**
Net Majority Income	0.593	0.461
EBITDA[2]	2.382	2.141

[1]FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of March 31, 2002 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of March 31, 2002 divided by 5.

[2] EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

FEMSA Cerveza

Net Sales

For the first quarter of 2002, FEMSA Cerveza's net sales increased by 3.3% to Ps. 4.582 billion reflecting the combined effect of a decrease of 1.5% in total sales volume and an increase of 4.9% in total revenue per hectoliter relative to the same quarter of last year. Domestic sales volume decreased by 2.2% to 4.928 million hectoliters primarily reflecting a tough comparison versus first quarter 2001. FEMSA Cerveza began implementing selective price increases of its products in February 2002 and finished the rollout by mid-March 2002. It is worth noting that in 2001 the price adjustment process lasted until mid-April. Prices were increased by a nominal weighted average of 7.0%, varying across regions and presentations. As a result, domestic revenue per hectoliter increased by 6.0% to Ps. 884.1 per hectoliter with respect to the first quarter of 2002.

OPERATING HIGHLIGHTS	
% Change	**1 Qtr 02 vs 1 Qtr 01**
Domestic Volume	(2.2)%
Export Volume	8.8%
Total Volume	(1.5)%
Net Sales	3.3%
Income from Operations before management fees	11.6%

For the first quarter of 2002, non-returnable presentations increased as a percentage of total sales volume relative to the comparable period of last year. We attribute the consequent decline in consumption of the returnable presentations to the fact that the main consumer segment of these presentations has been particularly hit by the economic downturn.

Nominal prices for exports to the United States did not increase during the first quarter of 2002. Accordingly, average revenue per hectoliter of exports declined 10.7% to Ps. 611.7 per hectoliter, as a result of the continued appreciation of the Mexican Peso. Total export sales volume increased by 8.8% to 368.0 thousand hectoliters. We observed solid export growth in the North American market, which represented 90.8% of total export sales volume as of March 31, 2002. Export revenues in U.S. dollar terms amounted to US$24.7 million, 7.5% above the comparable period last year. Export revenues in Peso terms declined by 2.8% to Ps. 225 million as a consequence of the real appreciation of the Peso against the U.S. dollar over the past twelve months.

MARGINS		
	1 Qtr 02	1 Qtr 01
Gross margin	57.5%	55.4%
Operating margin before management fees	11.0%	10.1%

Gross Profit

FEMSA Cerveza's cost of goods sold amounted to Ps. 1.974 billion for the first quarter of 2002 and decreased by 1.9% compared to the first quarter of 2001, reducing its ratio to net sales by 2.3 percentage points to 43.1%. This reduction reflects productivity gains along the manufacturing lines and the primary distribution networks. Furthermore, the real appreciation of the Peso against the U.S. dollar over the last twelve months has reduced the U.S. dollar-denominated portion of the cost of goods sold. As a result of revenue growth leveraged on a declining variable and fixed-cost structure per hectoliter, gross profit increased by 7.3% to Ps. 2.634 billion and the gross margin improved by 2.1 percentage points to 57.5% of net sales.

Income from Operations

FEMSA Cerveza's income from operations, after participation in the results of Labatt USA and before deduction of management fees paid to FEMSA and to Labatt, increased by 11.6% to Ps. 504.6 million compared to the first quarter of 2001, reflecting the success in our continuous efforts of cost containment, which in turn have allowed us to compensate the increase in expenses related to the implementation of the transformation initiatives begun in 2001. FEMSA Cerveza's operating expenses increased by 5.3% to Ps. 2.11 billion and participation in Labatt USA and affiliated companies resulted in a loss of Ps. 18.9 million for the quarter, as the costs of certain marketing programs were anticipated in comparison with last year. Consequently, FEMSA Cerveza's operating margin before deduction of management fees increased 90 basis points to 11.0% of total revenues for the first quarter of 2002.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release annexed to FEMSA's press release.

FEMSA Comercio

FEMSA Comercio's net sales increased by 19.9% primarily driven by an increase in revenues recorded by the Oxxo convenience store chain. During the first quarter of 2002, FEMSA Comercio opened 44 Oxxo convenience stores, as compared to 30 openings in the first quarter of 2001 and 26 in 2000. The Bara discount store chain did not expand in the quarter.

OPERATING HIGHLIGHTS	
% CHANGE	1 Qtr 02 vs 1 Qtr 01
New stores in the quarter	44
Net sales	19.9%
Same store sales	0.0%
Income from operations Before management fees	30.7%

During the first quarter of 2002, sluggish same-store-sales performance in the northern region reflected pressure from a very strong Peso. Purchase patterns along the northern border cities indicate that Mexican shoppers increasingly make the trip into the United States to fill their gas tanks and to buy groceries. National aggregate same-store-sales remained flat compared to the first quarter of 2001, displaying an increase of 0.5% in average traffic per store and a corresponding decrease of 0.5% in average ticket per customer. We believe this reflects the recent penetration of the Oxxo chain into higher pedestrian-traffic areas, such as city centers and public transport hubs, which are characterized by higher frequency of purchases and lower ticket totals.

MARGINS		
	1 Qtr 02	1 Qtr 01
Gross margin	25.5%	25.3%
Operating margin before management fees	3.7%	3.4%

Operating income at the Oxxo convenience store chain increased by 31.0% for the first quarter of 2002, ahead of revenue growth and representing an operating margin of 4.4% of total revenues. Operating income for FEMSA Comercio increased by 30.7% reflecting the fact that operating losses at the Bara store chain and the e-commerce initiatives are at moderate levels and continue to decrease. FEMSA Comercio's operating margin before management fees paid to FEMSA increased 30 basis points to 3.7% of total revenues.

VOLUME GROWTH	
	1 Qtr 02 vs 1 Qtr 01
Beverage cans	(5.4)%
Crown caps	2.0%
Glass bottles	18.9%

MARGINS		
	1 Qtr 02	1 Qtr 01
Gross margin	20.4%	23.8%
Operating margin before management fees	11.2%	14.6%

FEMSA Empaques

FEMSA Empaques recorded a decline in net sales and operating income of 11.1% and 31.5%, respectively, for the first quarter of 2002. Beverage can sales declined as a result of a reduction in sales to Coca-Cola FEMSA and to export clients. Gross margins in the beverage can business continue to be pressured by the appreciation of the Peso against the Dollar, as well as by the decline in domestic prices resulting from intense competition. Conversely, continued growth in the glass bottle business has been driven by a significant increase in purchases by Coca-Cola FEMSA and by a beer bottle replacement program at FEMSA Cerveza. Furthermore, FEMSA Empaques has been active throughout the first quarter of 2002 in administrative expense containment program, aimed at controlling central office expenditures. These positive developments, however, have not been sufficient to offset the deterioration in the beverage can business.

Set forth before is certain unaudited financial information for FEMSA for the three months ended March 31, 2002, compared to the three months ended March 31, 2001. We are a holding company whose principal activities are grouped under the following six subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of soft drinks; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; Logística CCM, S.A. de C.V. ("Logística CCM") which provides logistics management services to FEMSA Cerveza, and FEMSA Logística, S.A. de C.V. ("FEMSA Logística"), which provides logistics management services to Coca-Cola FEMSA, FEMSA Empaques and, recently, to third party clients.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of March 31, 2002 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

— For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate March 2001 pesos to March 2002 pesos, we applied an inflation factor of 1.0466 and to restate December 2001 pesos to March 2002 pesos, we applied a 1.0137 inflation factor.
— For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index of 1.0942 to restate March 2001 to March 2002 Argentine Pesos and of 1.1074 to restate December 2001 argentine pesos to March 2002 pesos; and converting constant Argentine Pesos into Pesos, based on the March 31, 2002 exchange rate of Ps. 3.0043 per Argentine Peso.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

IMPORTANT NOTICES:

We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

Three pages of tables and Coca-Cola FEMSA's press release to follow



OPERATING DATA
For the three months ended March 31, 2002 and 2001

FEMSA Cerveza

(Thousand hectoliters)

	2002	2001	%Var
Domestic	4,928	5,037	(2.2)
Exports	368	338	8.8
Total Volume	5,296	5,375	(1.5)

Presentation Mix (%)

	2002	2001	Var p.p.
Returnable	70.5	72.8	(2.3)
Non Returnable	7.8	6.6	1.2
Cans	21.7	20.6	1.1
Total volume	100.0	100.0	-

		2002	2001	%Var
Exports revenues:	Millions Ps.	225.1	231.7	(2.8)
	US Millions	24.7	23.0	7.4

Coca-Cola FEMSA

Sales Volumes
(Millions of Unit Cases)

	2002	2001	%Var
Valley of México	83.9	81.3	3.2
Southeast	27.3	26.7	2.4
Mexico	111.2	108.0	3.0
Buenos Aires	29.4	35.6	(17.4)
Total	140.6	143.6	(2.1)

Presentation Mix (%) (Returnable/Non-Returnable)	2002	2001
Valley of Mexico	36/64	42/58
Southeast	44/56	48/52
Valley of Mexico	38/62	44/56
Buenos Aires	3/97	7/93
Total	31/69	35/65

FEMSA Empaque

Total Sales Volume
(Millions of pieces)

		2002	2001	%Var
Cans		609	644	(5.4)
CroBn caps		3,320	3,255	2.0
Glass Bottles		231	194	19.1
Export volumes:	Cans	31	52	(40.4)
	Crown caps	1,830	1,597	14.6
Exports revenues:	Millions Ps.	119.6	162.5	(26.4)
	US Millions	13.1	16.1	(18.6)

Percentage of sales revenue by client category:

	2002	2001	Var p.p.
Intercompany sales	57.8	53.0	4.8
FEMSA Cerveza	40.1	37.2	2.9
Coca-Cola FEMSA	17.7	15.8	1.9
Third-party sales	42.2	47.0	(4.8)
Domestic	33.1	36.9	(3.8)
Export	9.1	10.1	(1.0)
Total	100.0	100.0	

FEMSA Comercio

	2002	2001	%Var
Total stores	44.0	30	46.7
Comparative same stores: (1)			
Average monthly sales			
(Ths. Ps.) (2)	500.1	499.9	0.0

(1) Stores with more than 18 months of operations.
(2) Based on comparative same stores in each period.



Income Statement
For the three months ended March 31, 2002 and 2001
Millions of year end pesos of March 31, 2002

	FEMSA Cerveza		Coca-Cola FEMSA		FEMSA Empaques		Comercio*		FEMSA Logística		FEMSA Consolidado	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	4,582.0	4,433.7	3,728.4	3,605.1	1,359.2	1,528.6	2,671.3	2,227.2	348.5	358.3	11,358.0	10,714.0
Other revenues	25.8	34.3	31.4	31.4	3.6	1.8	0.0	0.2	1.1	3.1	32.0	27.0
Total revenues	4,607.8	4,468.0	3,759.8	3,636.5	1,362.8	1,530.4	2,671.3	2,227.4	349.6	361.4	11,390.0	10,741.0
Cost of good sold	1,974.0	2,012.9	1,732.8	1,728.6	1,085.9	1,166.6	1,990.6	1,664.0	297.1	302.1	5,729.0	5,404.0
Gross margin	2,633.8	2,455.1	2,027.0	1,907.9	276.9	363.8	680.7	563.4	52.5	59.3	5,661.0	5,337.0
Administrative expenses	538.1	521.0	304.5	293.1	42.0	46.3	51.6	52.8	26.3	27.3	1,041.5	1,024.8
Sales expenses	1,572.2	1,483.2	821.8	824.8	81.6	93.8	531.2	435.7	0.0	0.0	3,022.0	2,834.0
Management fee paid to Labatt											28.6	29.8
Goodwill amortization			12.9	24.4							12.9	24.4
Operating expenses	2,110.3	2,004.2	1,139.2	1,142.3	123.6	140.1	582.8	488.5	26.3	27.3	4,105.0	3,913.0
Operating income	523.5	450.9	887.8	765.6	153.3	223.7	97.9	74.9	26.2	32.0	1,556.0	1,424.0
L-USA	(18.9)	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(19.0)	1.0
Comparable EBIT	504.6	452.2	887.8	765.6	153.3	223.7	97.9	74.9	26.2	32.0	1,537.0	1,425.0
Management fee	95.4	99.2			21.4	23.6	17.9	7.0				
Total EBIT	409.2	353.0	887.8	765.6	131.9	200.1	80.0	67.9	26.2	32.0	1,537.0	1,425.0
Depreciation	275.6	244.2	124.0	131.4	57.5	56.5	21.0	20.8	8.5	8.2	488.4	463.5
Other non-cash charges	359.7	231.3	98.2	114.1	10.5	8.9	22.3	19.7	0.8	1.1	498.5	380.1
EBITDA	1,044.5	828.5	1,110.0	1,011.1	199.9	265.5	123.3	108.4	35.5	41.3	2,524.0	2,268.6
Comparable												
EBIT/Revenues	11.0	10.1	23.6	21.1	11.2	14.6	3.7	3.4	7.5	8.9	13.5	13.3
EBITDA/Revenues	24.7	20.8	29.5	27.8	16.2	18.9	5.3	5.2	10.2	11.4	22.2	21.1
Total												
EBIT/Revenues	8.9	7.9	23.6	21.1	9.7	13.1	3.0	3.0	7.5	8.9	13.5	13.3
EBITDA/Revenues	22.7	18.5	29.5	27.8	14.7	17.3	4.6	4.9	10.2	11.4	22.2	21.1
Capital Expenditures	617	937	221	134	25	38	49	116	1	-8	861	1,219
Net debt millon dlls.	168	234	(186)	37	128	117	33	23	(4)	1	69	469

* Include FEMSA Comercio and Amoxxo



CONSOLIDATED INCOME STATEMENT

For the three months months ended March 31,:

BALANCE SHEET

As of March 31, :

(Expressed in Millions of Pesos as of March 31, 2002)

	2002	2001	%Var
Net sales	11,358	10,714	6.0
Other operating revenues	32	27	18.5
Total revenues	11,390	10,741	6.0
Cost of sales	5,729	5,404	6.0
Gross profit	5,661	5,337	6.1
Administrative expenses	1,083	1,079	0.4
Selling expenses	3,022	2,834	6.6
Operating expenses	4,105	3,913	4.9
	1,556	1,424	9.3
Participation in affiliated companies	(19)	1	
Income from operations	1,537	1,425	7.9
Interest expense	185	247	(25.1)
Interest income	106	144	(26.4)
Interest expense, net	79	103	(23.3)
Foreign exchange loss (gain)	(181)	(43)	320.9
Gain on monetary position	171	4	
Integral result of financing	(273)	56	(587.5)
Other expenses	74	63	17.5
Income before taxes	1,736	1,306	32.9
Taxes	711	557	27.6
Changes in accounting principles	-	(28)	(100.0)
Net Income	1,025	721	42.2
Net majority income	628	488	28.7
Net minority income	397	233	70.4

	% Total Revenues		
	2002	2001	Var P.P.
Net sales	99.7	99.7	-
Other operating revenues	0.3	0.3	-
Total revenues	100.0	100.0	-
Cost of sales (1)	50.4	50.4	-
Gross profit (1)	49.8	49.8	-
Administrative expenses	9.5	10.0	(0.5)
Sales expenses	26.5	26.4	0.1
Operating expenses	36.0	36.4	(0.4)
	13.7	13.3	0.4
Participation in affiliated companies	(0.2)	-	(0.2)
Income from operations	13.5	13.3	0.2

(1) % to Net sales

ASSETS	2002	2001	% Var
Cash and cash equivalents	7,440	4,476	66.2
Accounts receivable	3,097	2,951	4.9
Inventories	4,358	4,439	(1.8)
Prepaid expenses	887	1,257	(29.4)
Total Current Assets	15,782	13,123	20.3
Property, plant and equipment, net	27,129	28,153	(3.6)
Deferred charges and other assets	5,910	6,396	(7.6)
TOTAL ASSETS	48,821	47,672	2.4
LIABILITIES & STOCKHOLDERS' EQUITY			
Bank loans	1,156	1,726	(33.0)
Current maturities long term debt	685	315	117.5
Interest payable	188	241	(22.0)
Operating liabilities	7,093	6,468	9.7
Total Current Liabilities	9,122	8,750	4.3
Bank loans	6,228	7,111	(12.4)
Labor liabilities	800	767	4.3
Other liabilities	4,238	4,391	(3.5)
Total Liabilities	20,388	21,019	(3.0)
Total Stockholders' equity	28,433	26,653	6.7
LIABILITIES & STOCKHOLDERS' EQUIT	48,821	47,672	2.4

Capital expenditures			
Millions of pesos	861	1,219	(29.4)
Millions of dollars	96	129	(25.6)

FINANCIAL RATIOS			
Liquidity	1.73	1.50	0.23
Interest coverage (2)	19.46	14.92	4.53
Debt service coverage (3)	2.47	0.36	2.11
Leverage	0.72	0.79	(0.07)
Capitalization	0.23	0.27	(0.04)

(1) % to Net sales

(2) Income from operations + depreciation + other non-cash charges / Interest expense, net

(3) Income from operations + depreciation + other non-cash charges / Net debt

PRESS RELEASE


Coca-Cola
COCA-COLA FEMSA, S.A. DE C.V.
FEMSA

FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120, (52-555) 081-5121
afernandeze@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA Announces 16.0% Operating Profit Growth for the First-Quarter 2002

FIRST-QUARTER 2002

- Consolidated revenues increased by 3.4% as a result of a 5.2% increase in revenues in the Mexican territories that more than offset the 14.3% decline in revenues in Argentina.
- Consolidated operating income increased by 16.0% to Ps. 887.8 million, reaching a consolidated operating margin of 23.6%, an increase of 2.5 percentage points as compared to first-quarter 2001. Operating income during this period increased by 17.3% in Mexico and decreased by 56.1% in Buenos Aires as compared to the first quarter of 2001.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 9.8% over the first quarter of 2001, reaching Ps.1,110.0 million.
- Consolidated majority net income increased by 85.4% to Ps. 696.8 million, resulting in an earnings per share (EPS) of Ps. 0.489 (US$0.543 per ADR).

Mexico City (April 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2002.

"Our Company continues extending its performance track record, achieving revenue growth and expanding its margins. Our Mexican operations are driving our Company's growth, and our experience with Mexico's past inflationary environment has prepared us to face the challenging situation in Argentina, which represents 4.3% of our total EBITDA," stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

Consolidated revenues increased by 3.4% to Ps. 3,759.8 million for the first quarter of 2002. Volume growth of 3.0% in the Company's Mexican operations, combined with a 5.6% improvement in consolidated average prices, more than compensated the 17.4% decrease in volume sales in Argentina. First-quarter 2002 consolidated operating income increased by 16.0% over the same period in 2001.

Consolidated EBITDA grew by 9.8%, reaching Ps. 1,110.0 million for the first quarter of 2002. EBITDA margin rose to 29.5%, as compared to 27.8% in the first quarter of 2001. This increase occurred mainly as a result of (i) improvement in consolidated average price and (ii) decreases in the costs of some raw materials in Mexico due to the appreciation of the Mexican peso over the U.S. dollar.

[1] Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure

The integral cost of financing[2] shifted from Ps. 50.8 million in the first quarter of 2001 to a gain of Ps. 243.3 million during the same period of 2002. The following factors contributed to the net decrease:

- Net interest expense declined by 25.0% for the first quarter as compared to 2001, due to a combination of higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar, which more than offset lower interest rates on our investments.
- Foreign exchange gain equaled Ps. 82.3 million for the first quarter of 2002, generated by the depreciation of the Argentine peso against the U.S. dollar and the appreciation of the Mexican peso against the U.S. dollar, both effects as applied to the dollar-denominated net asset position of the Company in Argentina and Mexico, respectively. The Company applied an exchange rate of A$3.0 Argentine pesos per U.S. dollar as of March 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", page 5).
- Results in monetary position cycled from a loss of Ps. 11.1 million to a gain of Ps. 170.0 million for the first quarter of 2002, as a result of the Mexican and Argentine inflation adjustments applied to the net monetary assets of our operations.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 430.7 million for the first quarter of 2002. The average annual effective tax rate decreased from 44.6% in the first quarter of 2001 to 38.2% in the same period of 2002, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 85.4%, from Ps. 375.9 million in the first quarter of 2001 to Ps. 696.8 million for the same period in 2002. Net income per share reached Ps. 0.489 (US$0.543 per ADR).

BALANCE SHEET

On March 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 4,430.0 million (US$491.5 million) and a total bank debt position of Ps. 2,830.0 million (US$314.0 million). As compared to December 31, 2001, *this shift represents* a US$23.9 *million increase in cash and cash equivalents during* the quarter, including advance purchases of certain raw materials that the Company effected in March, 2002.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 3,475.4 million, a 5.2% increase over the first quarter of 2001. Sales volume totaled 111.2 million unit cases ("MUC")[3], a 3.0% improvement over the first quarter of 2001.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 8.9% for the first quarter of 2002, (ii) the solid performance of *Senzao* and the recently introduced *Mundet,* which represented 1.7% and 2.4%, respectively, of the total product mix during the first quarter of 2002, (iii) the volume increase of *Ciel,* the *Coca-Cola* trademark still water brand, which grew by 11.1% as compared to the first quarter of 2001, and (iv) the solid performance of the new 8-ounce one-way non-returnable glass presentation of *Coca-Cola,* which accounted for 1.5% of the total packaging mix for the first quarter of 2002.

Gross Profit

Gross profit improved by 9.1% in the first quarter of 2002. As a percentage of total sales, cost of sales decreased by 2.0 percentage points during first-quarter 2002 as a result of the effect of the Mexican peso appreciation against the U.S. dollar in certain packaging raw materials prices, combined with greater fixed costs absorption generated by the volume increase.

[2] The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.
[3] The unit case is a unit measurement equal to 24 eight-ounce servings.

Income from Operations

Administrative expenses for the first quarter of 2002 increased by 3.4% as compared to the same period of 2001, although it remained almost flat as a percentage of total sales.

As a percentage of total sales first quarter of 2002 selling expenses decreased by 0.5 percentage points, as compared to 2001, mainly reflecting lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, average price increase, and lower cost of sales per unit case resulted in an operating profit increase of 17.3% during the first quarter of 2002. Operating margin grew from 22.7% for the first quarter of 2001 to 25.4% for the same period in 2002. First-quarter 2002 EBITDA totaled Ps. 1,062.3 million (U.S.$117.9 million), an 11.4% increase over the first quarter of 2001.

ARGENTINE OPERATING RESULTS

Despite the devaluation of the Argentine peso, our operation reached a 5.3% operating income margin and A$15.9 million of EBITDA, a decline of 16.8% over the first quarter of 2001.

Revenue management, market segmentation, cost-cutting programs, cash management strategies, and raw materials and commercial terms renegotiations have played key roles in sustaining the operating results attained.

Revenues

The negative economic growth experienced in Argentina during the last four years and the current devaluation of the Argentine peso resulted in an unemployment rate of more than 30.0% in the Greater Buenos Aires region as well as in a massive decline in disposable income. These economic circumstances, combined with our efforts to keep up with inflation by implementing several price increases during the quarter, resulted in a 17.4% reduction in our volumes.

Taí and *Crush*, our value-protection brands, represented 20.5% of the total product mix in the first quarter of 2002 versus 9.9% during the same period last year. Revenues for the first quarter of 2002 decreased by 14.3% despite the 2.7% average real price increase per unit case in our Argentine territories.

Gross Profit

Gross profit decreased by 28.0% in the first quarter of 2002 as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos of our U.S. dollar-denominated assets. As a percentage of total revenues, total cost of sales increased by 7.0 percentage points.

Income from Operations

Administrative expenses, as a percentage of total sales, increased by 1.4 percentage points, an 11.1% growth in absolute terms for the first quarter of 2002 over 2001. This result is mainly attributable to a larger depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

As a percentage of total sales, selling expenses decreased by 3.6 percentage points during first-quarter 2002, representing a 25.3% decrease in absolute terms for the first quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization (a result of the implementation of a program that adjusts labor to the business cycle of our Argentine operations), and (iii) a restructuring of the pre-sale, logistics, and distribution areas.

As a percentage of total revenues, operating income decreased by 5.0 percentage points, reaching A$5.0 million during the first quarter of 2002. First-quarter 2002 EBITDA totaled A$15.9 million, a decrease of

0.5 percentage points over the first quarter of 2001, as a percentage of total sales.
"The performance of our Argentine operations demonstrates our deep local knowledge of the soft drink industry in Buenos Aires, as well as the proactive approach of the Company in adapting our operating strategies to the difficult reality of the Argentine economy.

We are prepared to translate the current challenges into opportunities by tailoring our package portfolio, increasing returnable bottles in our mix to fulfill our customer needs, and leveraging on our value-protection brands. We intend to continue preserving the value of our core brands by implementing market multi-segmentation and revenue management initiatives," stated Carlos Salazar, Chief Executive Officer of the Company.

IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

As discussed in the Company's press release for the previous quarter, the Argentine government implemented several economic measures that restricted cash withdrawals from local deposit accounts in the last month of 2001. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002.

After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions. On February 11, 2002, the Argentine government eliminated the controlled exchange rate.

As of March 31, 2002, the exchange rate stood at A$3.0 Argentine pesos per U.S. dollar. This rate implies a 76.5% devaluation of the Argentine peso versus the U.S. dollar during the quarter, when comparing the current exchange rate against the exchange rate employed by the Company as of December 31, 200, A$ 1.7 Argentine pesos per U.S. dollar.

The cumulative loss generated by the devaluation of the Argentine peso as of March 31, 2002 amounted U.S.$141.3 million, and reduced the total shareholders' equity of the Company. This figure includes a loss of U.S.$91.9 million recorded at the end of last year.

The goodwill generated by the acquisition of our Argentine subsidiary is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above also includes a reduction in cumulative goodwill of U.S.$100.8 million.

In order to present comparative figures for previous periods and in accordance with accounting guidelines mandatory under these circumstances, the Company used the exchange rates at the close of the most recent quarter to translate the balance sheet and income statement for previous years (A$3.0 per U.S. dollar).

RECENT DEVELOPMENTS

- As discussed in the previous quarter's press release, we modified all our production facilities to use sugar-cane based sweetener in order to minimize the impact of the new excise tax on high-fructose corn syrup ("HFCS") imposed by the Mexican government in January 2002. Although the Mexican government suspended the implementation of this new tax until September 2002 in a decision rendered in March of this year, the Company continues to employ only using sugar-cane based sweetener in all its production operations.
- The Company has initiated a proceeding (an "*amparo*") to challenge the excise tax imposed on soft drinks inventories produced with HFCS at the end of 2001 and at the beginning of 2002. The Company does not expect that an unfavorable decision with regard this tax will have a material adverse effect on its financial results.
- Following the finding against the Company of the Mexican Federal Antitrust Commission ("MFAC") in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. If the outcome of this legal procedure is unfavorable, we will file another appeal

with the appropriate Mexican authorities. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results.

GROWTH EXPECTATIONS 2002

Management expects volume growth guidance for its Mexican territories to increase in the range of 3%-5% in 2002 and operating income increases for its Mexican operations to grow in the range of 12%-14%.

Given the negative economic developments in Argentina and the uncertainty surrounding the current economic situation, the Company is not in a position to provide growth expectations for its Argentine territories in 2002. However, we are evaluating the following initiatives to counterbalance the current situation in Argentina:

- Maintain profitability throughout price increases.
- Strengthen our brand portfolio by protecting our core brands, focusing on affordability, and reinforcing strategy against price brands (i.e. launch returnable packaging presentations).
- Explore other consumer occasions and further develop traditional distribution channels.
- Explore further cost-cutting initiatives (i.e. evaluate transportation alternatives between plant and distribution centers).
- Renegotiate commercial terms to protect working capital.

CONFERENCE CALL INFORMATION

First-Quarter 2002 Conference Call will be held on: Thursday, April 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call please dial: Domestic US: 888-224-3260, International: 973-317-5319

If you are unable to participate live, an instant replay of the conference call will be available through May 2, 2002. To listen to the replay please dial: Domestic: US 800-428-6051; International: 973-709-2089, Passcode: 239521

❖ ❖ ❖

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola*, *Sprite*, *Fanta*, *Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2002 exchange rate of Ps. 3.004 per A$1.00. In addition, all comparisons in this report for the first quarter of 2002, which ended on March 31, 2002, in this report are made against the figures for the comparable period, first quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(3 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March 31, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2002

ASSETS		**2002**		**2001**
Current Assets				
Cash and cash equivalents	Ps.	4,430	Ps.	4,328
Accounts receivable:				
Trade		441		549
Notes		9		20
Prepaid taxes		7		2
Other		230		312
		687		883
Inventories		958		538
Prepaid expenses		58		24
Total current assets		6,133		5,773
Property, plant and equipment				
Land		696		711
Buildings, machinery and equipment		7,884		7,468
Accumulated depreciation		-2,783		-2,429
Construction in progress		332		290
Bottles and cases		290		201
Total property, plant and equipment		6,419		6,241
Investment in shares		106		110
Deferred charges, net		506		491
Goodwill, net		585		823
TOTAL ASSETS	Ps.	13,749	Ps.	13,438

LIABILITIES & STOCKHOLDERS' EQUITY		**2002**		**2001**
Current Liabilities				
Short-term bank loans, notes and interest payable	Ps.	94	Ps.	76
Suppliers		1,012		1,408
Accounts payable and others		1,100		417
Taxes payable		313		373
Total Current Liabilities		2,519		2,274
Long-term bank loans		2,737		2,829
Pension plan and seniority premium		166		164
Other liabilities		1,198		963
Total Liabilities		6,620		6,230
Stockholders' Equity				
Minority interest		0		0
Majority interest:				
Capital stock		2,272		2,272
Additional paid in capital		1,599		1,599
Retained earnings of prior years		6,060		4,537
Net income for the period		697		2,084
Cumulative results of holding non-monetary assets		-3,499		-3,284
Total majority interest		7,129		7,208
Total stockholders' equity		7,129		7,208
TOTAL LIABILITIES & EQUITY	Ps.	13,749	Ps.	13,438

Mexican Inflation December 2001 - March 2002	1.37%
Argentine Inflation December 2001 - March 2002	10.74%
Mexican Peso / U.S.Dollar at March 31, 2002	9.013
Argentine peso / U:S Dollar March 31 , 2002	3.000

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March 31, 2002 and 2001
Expressed in currency with purchasing power as of March 31, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos) (1)						(Millions of Argentine Pesos) (1)		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales Volume(millions unit cases)	140.6	143.6	(2.1)	111.2	108.0	3.0	29.4	35.6	(17.4)
Average unit price per case	26.52	25.11	5.6	31.09	30.42	2.2	3.07	2.99	2.7
Net revenues	3,728.4	3,605.1	3.4	3,456.7	3,285.8	5.2	90.4	106.3	(15.0)
Other operating revenues	31.4	31.4	-	18.7	18.8	(0.5)	4.3	4.2	2.4
Total revenues	3,759.8	3,636.5	3.4	3,475.4	3,304.6	5.2	94.7	110.5	(14.3)
Cost of sales	1,732.8	1,728.6	0.2	1,553.3	1,542.3	0.7	59.8	62.0	(3.5)
Gross profit	2,027.0	1,907.9	6.2	1,922.1	1,762.3	9.1	34.9	48.5	(28.0)
Administrative expenses	304.5	293.1	3.9	286.5	277.1	3.4	6.0	5.4	11.1
Selling expenses	821.8	824.8	(0.4)	752.6	732.2	2.8	23.0	30.8	(25.3)
Operating expenses	1,126.3	1,117.9	0.8	1,039.1	1,009.3	3.0	29.0	36.2	(19.9)
Goodwill amortization	12.9	24.4	(47.1)	1.9	1.9	-	0.9	0.9	-
Operating income	887.8	765.6	16.0	881.1	751.1	17.3	5.0	11.4	(56.1)
Interest expense	70.0	82.1	(14.7)						
Interest income	61.0	70.1	(13.0)						
Interest expense, net	9.0	12.0	(25.0)						
Foreign exchange loss (gain)	(82.3)	27.7	(397.1)						
Loss (gain) on monetary position	(170.0)	11.1	(1,631.5)						
Integral cost of financing	(243.3)	50.8	(578.9)						
Other (income) expenses, net	3.6	(13.7)	(126.2)						
Income before taxes	1,127.5	728.5	54.8						
Taxes	430.7	325.1	32.5						
Effect of changes in accounting principles (2)	-	(27.8)	NA						
Consolidated net income	696.8	375.9	85.4						
Majority net income	696.8	375.9	85.4						
EBITDA (3)	1,110.0	1,011.1	9.8	1,062.3	953.9	11.4	15.9	19.1	(16.8)

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation March 2001 - March 2002	4.66%
Argentine Inflation March 2001 - March 2002	9.42%
Argentine Peso / U.S.Dollar at March 31 2002	3.000
Mexican Peso / U.S.Dollar at March 31 2001	9.013

Selected Information

For thee thre months ended March 31, 2002

Expressed in Pesos as of March 31, 2002

	2002
Depreciation (1)	136.9
Amortization and others	85.2
Capital Expenditures (2)	220.5

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases

	2002	2001
Mexico	111.2	108.0
Valley of Mexico	83.9	81.3
Southeast	27.3	26.7
Buenos Aires	29.4	35.6
Total	140.6	143.6

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	74/22/4	77/19/4
Valley of Mexico	74/23/3	78/19/3
Southeast	73/21/6	74/20/6
Buenos Aires	63/36/1	68/31/1
Total	72/25/3	75/22/3

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	38/62	44/56
Valley of Mexico	36/64	42/58
Southeast	44/56	48/52
Buenos Aires	3/97	7/93
Total	31/69	35/65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ______________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning